SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

Exhibit 99.2 (The Resolution of Board of Directors) Grant of Stock Options - Amended

On March 18, 2005, the board of directors of Kookmin Bank approved and ratified granting of stock options to Auditor & Executive Director, Senior Executive Vice Presidents, Executive Vice Presidents, Heads of Regional Head Office, Heads of Corporate Regional Head Office, Head of Derivatives Business Unit, Non-Executive Directors and Chief Compliance Officer of the Bank.

Pursuant to Article 13 of the Articles of Incorporation, the resolution by the Board are subject to the approval and ratification at the first-coming general shareholders’ meeting after the date of grant.

The purpose of the grant is to motivate the grantees toward accomplishing business targets and responsible management, as their performances will be indexed to the exercisable number of options granted. The type of stock to be granted is registered common shares of Kookmin Bank.

1.	List of Grantees and the Number of Options

Grantees		Number of Shares (Share)	As per Offering Structure	Remark
Title	Name
Auditor & Executive Director	Hyung Duk Chang	30,000	3 year	Index Linked Stock Options
Non-Executive Directors (Reappointed)	Suk Yong Cha Ki Hong Kim Young Soon Cheon Dong Soo Chung	135,000	3 year
Non-Executive Directors (Newly appointed)	Chang Kyu Lee Hun Namkoong, Doo Hwan Song Dam Cho, Takasugi Nobuya	(15,000 each)
Senior EVPs	Dong Won Kim	420,000	3 year	Performance
	Kap Shin Yun Keun Jung Nam Sik Yang Hyo Sung Won Yong Kook Oh Sang Jin Lee Ahn Sook Koo Jungyoung Kang Young Han Choi Dong Soo Choe Seong Kyu Lee Jun Bo Cho Jeong Min Kim	(30,000 each)		Linked Stock Options
EVPs	Sung Soo Jung Hye Young Kim Ki Hyun Kim Jae Sam Chung	60,000 (15,000 each)
Heads of Regional Head Office	Chang Ho Kim Dong Sook Kang De Oak Shin Dal Soo Lee Byong Doo Ahn Byung Kun Oh Won Sik Yeo Dong Su Roy Kyoung Ho Lee Jeung Ho Lee Kwang Suk Lee Tae Kon Kim Hyeog Kwan Kwon Hyo Nam Choi Kyu Hyung Jung	225,000 (15,000 each)	3 year	Performance Linked Stock Options
Heads of Corporate Regional Head Office	Dong Hwan Cho Man Hee Lee	30,000 (15,000 each)
Head of Derivatives Business Unit	IL Soo Moon	15,000
Chief Compliance Officer	Yong Seung Lee	15,000
Total: 47 people		930,000

2.	Adjustment to Number of Options for Grantees

-	Grantees: Senior EVPs, EVPs, Heads of Regional Head Office, Heads of Corporate Regional Head Office, Head of Derivatives Business Unit and Chief Compliance Officer

The number of stock options granted to the grantees above is subject to adjustment based on the average evaluated score of the performance he will achieve for three years from the date of grant. Where the grantee resigns or transfers for new assignment before three-year term expires, the calculation shall be made based upon the average score as of the latest quarterly period immediately prior to such event.

Evaluation Method

Average Score	Calculation of Exercisable Option
Less than 60 points	Stock option cancelled.

Over 60 but Less than 80 points	• Number of exercisable options = (Number of stock options granted) × evaluated score / 80)

Over 80 points	Total number of the stock options exercised.

3.	Grant Date: March 18, 2005

4.	Method of Exercise

Kookmin Bank may deliver shares to a grantee who exercised his/her stock option by issuing new shares or by delivering treasury shares that Kookmin Bank holds. In addition, Kookmin Bank may give the grantee cash or treasury shares the value of which is equivalent for the difference between the exercise price and the market price.

5.	Exercise Price

i)	Auditor & Executive Director and Non-Executive Director, lined to stock price indices

Formula

Exercise price = 46,800 Won x (1 + rate of increase for KOSPI banking industry index x 0.4)

Less than 100 Won of the calculated price is to be rounded up. Rate of increase for KOSPI banking industry index1= (KOSPI banking industry index as of the effective date2 – KOSPI banking industry index as of the date of grant) / KOSPI banking industry index as of the date of grant

ii)	Senior EVPs, EVPs, Heads of Regional Head Office, Heads of Corporate Regional Head Office, Head of Derivatives Business Unit and Chief Compliance Officer (Fixed)

-	Exercise Price: 46,800 Won

*	Exercise price is decided at the arithmetic mean of the weighted average closings prices of the stock for following periods: (i) two months from and excluding the date of grant, (ii) one month from and excluding the date of grant and (iii) one week from and excluding the date of grant

6.	Exercise Period: From March 19, 2008 to March 18, 2013

7.	Adjustment to Exercise Price and Number of Options

In the event that requires the adjustment of the exercise price or exercisable shares of stock options such as increase of capital, stock dividend, stock split, reverse stock split, merger or consolidation, reduction of capital, decrease of issued stocks resulting from the redemption of redeemable stocks, etc, the adjustment shall be made in accordance with the resolutions of the Board of Directors.

8.	Adjustment Following Resignation

If any grantee resigns or ceases his/her office and conditions for his/her exercising stock options have been met, the grantees can exercise his/her options that shall be adjusted on daily basis according to the following formula. Less than a single share will be rounded down.

Formula

Exercisable number of shares= Number of shares of stock options granted x Working period / 3 Year

1.	If the rate of increase for KOSPI banking industry index is negative, exercise price will be 46,800 won
2.	The effective date to decide the number of stock options granted: March 18, 2008
-	In the case of the date being on holiday, the next business date will be effective

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 25, 2005	By:	/s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	Senior Executive Vice President &
Chief Financial Officer